UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D–9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

WAVECOM S.A.

(Name of Subject Company)

WAVECOM S.A.

(Name of Person(s) Filing Statement)

Shares, nominal value €1.00 each

American Depositary Shares, evidenced by

American Depositary Receipts, each representing one Share

(Title of Class of Securities)

943531103

(CUSIP Number of Class of Securities)

Ronald D. Black

Chief Executive Officer

Wavecom S.A.

3, esplanade du Foncet

92442 Issy-Les-Moulineaux Cedex, France

Tel: +33 1 46 29 08 00

(Name, Address, and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Linda Hesse	Daniel Mitz
Renaud Bonnet	Stephen Gillette
Jones Day	Jones Day
120 rue du Faubourg Saint-Honoré	1755 Embarcadero Road
75008 Paris, France	Palo Alto, CA 94303
Tel : +33 1 56 59 39 39	Tel : (650) 739 – 3939

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    This Amendment No. 5 to the Schedule 14D-9 amends and supplements the Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) on October 31, 2008 (as amended by Amendment Nos. 1, 2, 3 and 4 thereto, the “Statement”) by Wavecom S.A. (the “Company”), a French société anonyme. The Statement relates to the tender offer made by Gemalto S.A. (the “Purchaser”), a French société anonyme and a subsidiary of Gemalto N.V. (together with its subsidiaries, “Gemalto”), disclosed in a Tender Offer Statement on Schedule TO originally filed on October 28, 2008 (as may be amended or supplemented from time to time, the “Schedule TO”), to purchase (i) Shares, including Shares issued upon the conversion of the OCEANEs, or the exercise of warrants, founder’s share warrants or stock options of the Company at a price of 7.00 euros per Share, that are held by holders who are located in the United States, (ii) ADSs held by holders wherever located, at a price equal to the U.S. dollar equivalent of 7.00 euros per Share, and (iii) OCEANEs held by holders who are located in the United States at a price of 31.30 euros plus unpaid accrued interest per OCEANE, in each case, net to the seller in cash (U.S. dollars in the case of the ADSs tendered and euros in the case of Shares or OCEANEs tendered) without interest and net of any applicable withholding taxes, upon the terms and subject to the conditions set forth in Purchaser’s U.S. Offer to Purchase, dated October 28, 2008 (the “U.S. Offer to Purchase”) and in the related U.S. Letter of Transmittal (which, together with the U.S. Offer to Purchase and any amendments or supplements thereto, collectively constitute the “U.S. Offer”).

    Except as otherwise indicated, the information set forth in the Statement remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Item 3(a)(ii) is hereby amended and supplemented by adding the following thereto:

    The Company’s Board of Directors, after hearing the findings presented by the chairman of the Company’s Nomination and Compensation Committee following their reflection begun in February 2008, decided on November 17, 2008 to amend the terms of the service agreement, dated July 22, 2004, as amended in 2006, by and between the Company and Ronald Black (the “Service Agreement”), to, among other things, make the severance payment described in the Service Agreement contingent on performance criteria as follows, each of which must be met at the time of Mr. Black’s departure in order for his severance to be payable:

-	The Company’s activity having generated a greater net cash balance (i.e., cash, cash equivalents and marketable securities less long-term and short-term debt) at the time of Mr. Black’s departure than such balance three years earlier (on the basis of the most recent quarterly closing and excluding the effects of any exceptional business expenditures, such as, for example, the financing of an acquisition), and

-	The Company having remained in the top three leaders of its market, as recognized by any market analyst (such as Gartner or ABI) in the three years preceding Mr. Black’s departure from the Company.

    In addition, in order to more properly reflect the mutual understanding of Mr. Black and the Company’s Board of Directors as to the circumstances under which the severance payment becomes payable, the Company’s Board of Directors approved an amendment to the Service Agreement to provide that Mr. Black is entitled to the severance payment described above if he resigns within six (6) months following a change in control of the Company. As described in more detail below, the Company is seeking the shareholders’ approval of this amendment to the Service Agreement at a shareholders’ meeting to be held on December 8, 2008, as required to bring such commitment regarding Mr. Black’s severance payment into compliance with the French TEPA law of August 21, 2007.

    An excerpt of the November 17, 2008 Board meeting is attached to this Statement as Exhibit 99(e)(11) and is hereby incorporated by reference in its entirety.

    The Company’s November 21, 2008 press release entitled “Update of Wavecom’s Note in Response Regarding Amendment to Wavecom’s CEO Severance” is attached to this Statement as Exhibit 99(e)(12) and is hereby incorporated by reference in its entirety.

    The information described under the first bullet point under Item 8(d) below is also hereby incorporated by reference in its entirety.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Item 7 is hereby amended and supplemented by adding the following thereto:

    On November 20, 2008, the Board of Directors met and decided to call a combined ordinary and extraordinary shareholders’ meeting to be held on December 8, 2008.

    The information described under Item 8(d) below (other than the first bullet point under Item 8(d)) is hereby incorporated by reference in its entirety.

Item 8.	Additional Information

Item 8 is hereby amended and supplemented by adding the following thereto:

(d) Notice Calling the Shareholders’ Meeting of December 8, 2008

    On November 21, 2008, the Company announced that its Board of Directors had called a combined general and extraordinary shareholders’ meeting, which has been scheduled for December 8, 2008 at 10 a.m. (Paris time) at the Club Confair, 54, rue Laffite, 75009 Paris in order to discuss the following agenda items:

-

Approval of the commitments adopted by the Company in favor of the chief executive officer as set forth in Article L. 225-42-1 of the French commercial code. Under the recently adopted French TEPA law of August 21, 2007, in order for the Company to honor, after February 29, 2009, the commitments made by the Company to its chief executive officer with respect to a severance payment upon his departure in certain circumstances, the

Company must (i) condition such payment on meeting performance criteria that have been publicly disclosed and (ii) seek shareholder approval of the criteria and the commitments. The performance criteria have been publicly disclosed and the shareholders are being asked to approve these performance criteria and the potential severance payment at the December 8, 2008 shareholders’ meeting. In addition, the Company’s shareholders will be asked to approve a modification to the chief executive officer’s severance arrangement to provide that the severance may be paid if the chief executive officer resigns within six months following a change of control of the Company.

-	Special distribution of one (1) euro per share of the Company’s share capital as of the date of the general shareholders’ meeting to be distributed out of the additional paid-in capital. This special distribution is intended to reward current shareholders who have supported the Company despite the turbulent market conditions and economic situation. This special distribution would not be subject to any conditions. If approved by the shareholders, the special distribution would be declared on December 8, 2008 (the date of this general shareholders meeting) and would be paid immediately thereafter.

-	Authorization of the Company’s Board of Directors to continue the share repurchase program or reduce the share capital through the cancellation of treasury shares while any tender offer is open for the shares of the Company. At the combined general and extraordinary shareholders’ meeting held on May 14, 2008, the Company’s Board of Directors was authorized to implement a share repurchase program during a period of eighteen (18) months. In addition, at the same May 14, 2008 shareholders’ meeting, the shareholders authorized the Board of Directors to reduce the share capital of the Company through cancellation of repurchased shares. This authority was granted for a term of eighteen (18) months and limited to a reduction of capital by a maximum of 10% for each twenty-four month period. This authority, however, did not expressly envisage the cancellation of shares during the pendency of a tender offer. Therefore, the shareholders are being asked to authorize the Company’s Board of Directors to continue the share repurchase program and/or cancel shares held by the Company in treasury during the pendency of any tender offer, including the Offer.

-	Delegation of authority to the Company’s Board of Directors in order to (i) issue and grant of free warrants to shareholders existing at the time of and prior to the expiration of any tender offer for the Company’s shares, such warrants issued under the provisions of L. 233-32 and L. 233-33 of the French commercial code which would entitle each shareholder to purchase one or more ordinary shares on preferential terms, and (ii) define such terms (including, among other things, any conditions for exercise and exercise price) of such warrants. In order to provide the Company’s Board of Directors with enhanced flexibility to create greater value for the Company’s shareholders and employees than that proposed by Gemalto pursuant to the Offer, or any other tender offer that is not in the best interest of the Company, the shareholders are being asked to give the Company’s Board of Directors the authority to issue free warrants that would permit existing shareholders to acquire additional shares of the Company’s capital stock on preferential terms.

-	Authorization given to the Company’s Board of Directors to increase the share capital of the Company through the incorporation of reserves, profits or additional paid-in capital. As a further measure to provide the Company’s Board of Directors with enhanced flexibility to create greater value for the Company’s shareholders and employees than that proposed by Gemalto pursuant to the Offer, the shareholders are being asked to authorize the Company’s Board of Directors to issue new free shares to existing shareholders, increase the par value for the Company’s shares, or implement a combination of these two measures by incorporating all or part of the reserves, profits or additional paid in capital of the Company into its share capital in accordance with applicable law and the Company’s By-Laws.

-	Delegation of authority to the Board of Directors in order to increase the share capital in favor of those employees taking part in the Company savings plan established pursuant to L. 3332-1 of the French labor code. Since the Company is proposing that the shareholders delegate authority to the Board of Directors to proceed with capital increases, French law requires that the Company also submit a resolution for shareholder vote that would authorize capital increases that would be reserved for employees under applicable French law relating to employee savings plans.

-	Implementation of double voting rights with respect to the Company’s shares and the corresponding modification of Article 8 of the Company’s By-Laws. As a further measure to provide the Company’s Board of Directors with enhanced flexibility to create greater value for the Company’s shareholders and employees than that proposed by Gemalto pursuant to the Offer, the shareholders are being asked to implement double voting rights for all shares that have been held in registered form for a period of at least two years, which is permitted under applicable French law.

    Under French law, the agenda of the meeting may be modified or supplemented.

    The notice calling the shareholders’ meeting of December 8, 2008 is attached to this Statement as Exhibit 99(a)(20) and is hereby incorporated by reference in its entirety.

Item 9.	Exhibits.

Item 9 is hereby amended and supplemented by adding the following thereto:

Exhibit Number	Description
99(a)(19)	Press release issued by the Company on November 21, 2008 entitled “Wavecom’s Board of Directors convenes a General Shareholders’ Meeting for December 8th 2008”
99(a)(20)	English Translation of the Notice Calling the Shareholders’ Meeting of December 8, 2008
99(e)(11)	English Translation of an Extract of Minutes of the Meeting of the Board of Directors of November 17, 2008
99(e)(12)	Press release issued by the Company on November 21, 2008 entitled “Update of Wavecom’s Reply Document Regarding Amendment to Wavecom’s CEO Severance”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 21, 2008

Wavecom S.A.

BY:	/S/ RONALD D. BLACK
NAME:	RONALD D. BLACK

TITLE:	Chief Executive Officer